Exhibit 99.1

Zai Lab Limited

Report of independent registered public accounting firm

To the shareholders and Board of Directors of Zai Lab Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Zai Lab Limited and its subsidiaries (collectively referred to as the "Company") as of June 30, 2020 and December 31, 2019, the related consolidated statement of operations, comprehensive loss, changes in shareholders’ equity, and cash flow, for the six months ended June 30, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020 and December 31, 2019, and the results of its operations and its cash flows for the six months in the period ended June 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Research and development expenses- Cut-off — Refer to Note 2(t) to the financial statements

Critical Audit Matter Description

As disclosed in the consolidated statements of operations, for the six months ended June 30, 2020, the Company incurred significant research and development ("R&D") expenses, which amounted to approximately US$102 million. A large amount of the Company’s R&D expenses are service fees paid to contract research organizations ("CROs") and contract manufacturing organizations ("CMOs") (collectively referred as "Outsourced Service Providers").

The R&D activities with these Outsourced Service Providers are documented in detailed agreements and are typically performed over an extended period. There are typically several milestones of the services in one agreement, therefore allocation of the service expenses to the appropriate financial reporting period based on the progress of the R&D projects involved judgement and estimation.

We identified cut-off of R&D expenses as a critical audit matter due to the potential significance of misstatements to the financial statements that could arise from not accruing R&D expenses incurred for services provided by the Outsourced Service Providers in the appropriate reporting period.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the cut-off of research and development expenses included the following, among others:

●	We tested the designs of key controls over the accrual of the R&D expenses payable to the Outsourced Service Providers.
●	We obtained and read the key terms set out in research agreements with Outsourced Service Providers and evaluated the completion status with reference to the progress reported by the representatives of the Outsourced Service Providers, on a sample basis, to determine whether the service fees were recorded based on respective contract sums, progress and/or milestones achieved.
●	We sent audit confirmations to Outsourced Service Providers, on a sample basis, to confirm the amount of the R&D service fees incurred for the six months ended June 30, 2020 and the amounts payable under the contracts as of June 30, 2020.
●	We selected projects from the open contract list as of June 30, 2020 on a sample basis, made inquiries of responsible personnel regarding the project status and inspected invoices and other communications from the Outsourced Service Providers to identify any additional Outsourced Service Providers and related unrecorded R&D expenditures.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

September 11, 2020

We have served as the Company's auditor since 2017.

Zai Lab Limited

Consolidated balance sheets

(In thousands of U.S. dollars ("$") except for number of shares and per share data)

		As of
	Note	December 31, 2019	June 30, 2020
		$	$
Assets
Current assets:
Cash and cash equivalents	3	75,932	258,604
Short-term investments	5	200,000	205,000
Accounts receivable (net of allowance of nil and $2 as of Dec 31, 2019 and June 30, 2020)	6	3,791	7,024
Inventories	7	6,005	6,569
Prepayments and other current assets		6,736	7,684
Total current assets		292,464	484,881
Restricted cash, non-current	4	510	510
Investments in equity investees	8	2,398	1,991
Prepayments for equipment		440	383
Property and equipment, net	9	21,353	21,017
Operating lease right-of-use assets	10	15,071	13,929
Land use rights		7,655	7,416
Intangible assets, net		1,148	1,216
Long term deposits		377	712
Value added tax recoverable		13,737	16,159
Total assets		355,153	548,214
Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	13	6,450	4,238
Accounts payable		22,660	32,392
Current operating lease liabilities	10	4,351	4,175
Other current liabilities	14	13,174	15,750
Total current liabilities		46,635	56,555
Deferred income		2,881	15,736
Non-current operating lease liabilities	10	10,977	10,457
Total liabilities		60,493	82,748
Commitments and contingencies (Note 21)
Shareholders' equity
Ordinary shares (par value of US$0.00006 per share; 83,333,333 shares authorized, 68,237,247 and 74,882,338 shares issued and outstanding as of December 31,2019 and June 30, 2020, respectively)		4	4
Additional paid-in capital		734,734	1,031,791
Accumulated deficit		(444,698)	(573,315)
Accumulated other comprehensive income		4,620	6,986
Total shareholders' equity		294,660	465,466
Total liabilities and shareholders' equity		355,153	548,214

The accompanying notes are an integral part of these consolidated financial statements.

Zai Lab Limited

Consolidated statements of operations

(In thousands of U.S. dollars ("$") except for number of shares and per share data)

		Six months ended June 30,
	Note	2019	2020
		$	$
		(Unaudited)
Revenue	11	3,420	19,213
Expenses:
Cost of sales		(882)	(4,980)
Research and development		(58,928)	(102,049)
Selling, general and administrative		(29,489)	(42,472)
Loss from operations		(85,879)	(130,288)
Interest income		3,365	2,882
Interest expense		(137)	(114)
Other expense, net		(307)	(691)
Loss before income tax and share of loss from equity method investment		(82,958)	(128,211)
Income tax expense	12	—	—
Share of loss from equity method investment		(316)	(406)
Net loss		(83,274)	(128,617)
Net loss attributable to ordinary shareholders		(83,274)	(128,617)
Loss per share - basic and diluted	15	(1.37)	(1.74)
Weighted-average shares used in calculating net loss per ordinary share - basic and diluted		60,919,842	73,847,551

The accompanying notes are an integral part of these consolidated financial statements.

Zai Lab Limited

Consolidated statements of comprehensive loss

(In thousands of U.S. dollars ("$") except for number of shares and per share data)

	Six months ended June 30,
	2019	2020
	$	$
	(Unaudited)
Net loss	(83,274)	(128,617)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	563	2,366
Comprehensive loss	(82,711)	(126,251)

The accompanying notes are an integral part of these consolidated financial statements.

Zai Lab Limited

Consolidated statements of shareholders’ equity

(In thousands of U.S. dollars ("$") except for number of shares and per share data)

					Accumulated
	Ordinary shares		Additional		other
	Number of		paid	Accumulated	comprehensive
	Shares	Amount	in capital	deficit	income	Total
		$	$	$	$	$

Balance at December 31, 2018	58,006,967	3	498,043	(249,627)	2,662	251,081
Issuance of ordinary shares upon vesting of restricted shares (unaudited)	404,167	0	0	—	—	—
Exercise of shares option (unaudited)	137,177	0	304	—	—	304
Issuance of ordinary shares upon follow-on public offering, net of issuance cost of $839 (unaudited)	9,019,608	1	215,361	—	—	215,362
Share-based compensation (unaudited)	—	—	9,294	—	—	9,294
Net loss (unaudited)	—	—	—	(83,274)	—	(83,274)
Foreign currency translation (unaudited)	—	—	—	—	563	563
Balance at June 30, 2019 (unaudited)	67,567,919	4	723,002	(332,901)	3,225	393,330

Balance at December 31, 2019	68,237,247	4	734,734	(444,698)	4,620	294,660
Issuance of ordinary shares upon vesting of restricted shares	116,200	0	0	—	—	—
Exercise of shares option	228,891	0	3,075	—	—	3,075
Issuance of ordinary shares upon follow-on public offering, net of issuance cost of $740	6,300,000	0	280,555	—	—	280,555
Share-based compensation	—	—	13,427	—	—	13,427
Net loss	—	—	—	(128,617)	—	(128,617)
Foreign currency translation	—	—	—	—	2,366	2,366
Balance at June 30, 2020	74,882,338	4	1,031,791	(573,315)	6,986	465,466

The accompanying notes are an integral part of these consolidated financial statements.

"0" in above table means less than 1,000 dollars.

Zai Lab Limited

Consolidated statements of cash flows

(In thousands of U.S. dollars ("$") except for number of shares and per share data)

	Six months ended June 30,
	2019	2020
	$	$
	(Unaudited)
Operating activities
Net loss	(83,274)	(128,617)
Adjustments to reconcile net loss to net cash provided by operating activities:
Provision for expected credit losses	—	2
Inventory write-down	—	7
Depreciation and amortization expenses	1,563	2,107
Amortization of deferred income	(156)	(156)
Share-based compensation	9,294	13,427
Share of loss from equity method investment	316	406
Loss on disposal of property and equipment	10	1
Noncash lease expenses	1,037	2,114
Changes in operating assets and liabilities:
Accounts receivable	(2,393)	(3,235)
Inventories	(137)	(571)
Prepayments and other current assets	(361)	(948)
Long term deposits	167	(335)
Value added tax recoverable	(3,126)	(2,422)
Accounts payable	(9,707)	9,732
Other current liabilities	4,027	4,697
Operating lease liabilities	(1,051)	(1,539)
Deferred income	607	13,011
Net cash used in operating activities	(83,184)	(92,319)

Cash flows from investing activities:
Purchases of short-term investments	(201,600)	(205,000)
Proceeds from maturity of short-term investments	100,350	200,000
Purchase of property and equipment	(4,077)	(1,303)
Purchase of intangible assets	(690)	(218)
Net cash used in investing activities	(106,017)	(6,521)

Cash flows from financing activities:
Proceeds from short-term borrowings	2,954	—
Repayment of short-term bank borrowings	(739)	(2,130)
Proceeds from exercises of stock options	304	3,075
Proceeds from issuance of ordinary shares upon public offerings	216,200	281,295
Payment of public offering costs	(839)	(740)
Net cash provided by financing activities	217,880	281,500

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(28)	12
Net increase in cash, cash equivalents and restricted cash	28,651	182,672
Cash, cash equivalents and restricted cash - beginning of the period	62,952	76,442
Cash, cash equivalents and restricted cash - end of the period	91,603	259,114

Supplemental disclosure on non-cash investing and financing activities:
Payables for purchase of property and equipment	268	984
Payables for public offering costs	150	—
Supplemental disclosure of cash flow information:
Cash and cash equivalents	91,603	258,604
Restricted cash, non-current	—	510
Total cash and cash equivalents and restricted cash	91,603	259,114
Interest expense paid	137	122

The accompanying notes are an integral part of these consolidated financial statements.

Zai Lab Limited

Notes to the consolidated financial statements

(In thousands of U.S. dollars ("$") and Renminbi ("RMB") except for number of shares and per share data)

1.Organization and principal activities

Zai Lab Limited (the "Company") was incorporated on March 28, 2013 in the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands. The Company and its subsidiaries (collectively referred to as the "Group") are principally engaged in discovering or licensing, developing and commercializing proprietary therapeutics that address areas of large unmet medical needs in the China market and the global markets, including in the fields of oncology, infectious and autoimmune diseases.

The Group’s principal operations and geographic markets are in the People’s Republic of China ("PRC" or "China"). The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries.

As of June 30, 2020, the Group’s significant operating subsidiaries are as follows:

	Place of	Date of	Percentage of
Name of company	incorporation	incorporation	ownership	Principal activities
Zai Lab (Hong Kong) Limited	Hong Kong S.A.R	April 29, 2013	100%	Operating company for business development and R&D activities and commercialisation of innovative medicines and device
Zai Lab (Shanghai) Co., Ltd.	PRC	January 6, 2014	100%	Development and commercialisation of innovative medicines and devices
Zai Lab (AUST) Pty., Ltd.	Australia	December 10, 2014	100%	Clinical trial activities
Zai Lab (Suzhou) Co., Ltd.	PRC	November 30, 2015	100%	Development and commercialisation of innovative medicines
Zai Biopharmaceutical (Suzhou) Co., Ltd.	PRC	June 15, 2017	100%	Development and commercialisation of innovative medicines
Zai Lab (US) LLC	U.S.	April 21, 2017	100%	Operating company for business development and R&D activities
Zai Lab International Trading (Shanghai) Co., Ltd.	PRC	November 6, 2019	100%	Commercialisation of innovative medicines and devices

2.Summary of significant accounting policies

(a) Basis of presentation

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(b) Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Group and its subsidiaries are eliminated upon consolidation.

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the period. Areas where management uses subjective judgment include, but are not limited to, estimating the useful lives of long-lived assets, estimating the current expected credit losses for financial assets, assessing the impairment of long-lived assets, discount rate of operating lease liabilities, revenue recognition, allocation of the research and development service expenses to the appropriate financial reporting period based on the progress of the research and development projects, share-based compensation expenses, recoverability of deferred tax assets and the fair value of the financial instruments. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

(d) Foreign currency translation

The functional currency of Zai Lab Limited and Zai Lab (Hong Kong) Limited are the United States dollar ("$"). The Group’s PRC subsidiaries determined their functional currency to be Chinese Renminbi ("RMB"). The Group’s Australia subsidiary determined its functional currency to be Australia dollar ("A$"). The determination of the respective functional currency is based on the criteria of Accounting Standard Codification ("ASC") 830, Foreign Currency Matters. The Group uses the United States dollar as its reporting currency.

Assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity amounts are translated at historical exchange rates, and expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss in the consolidated statements of changes in shareholders’ equity and comprehensive loss.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Non-monetary assets and liabilities are translated into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the period are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized in the consolidated statements of operations.

(e) Cash, cash equivalents and restricted cash

Cash and cash equivalents

The Group considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash on hand, demand deposits and highly liquid investments with maturity of less than three months and are stated at cost plus interests earned, which approximates fair value.

Restricted cash

Restricted cash mainly consists of the bank deposits held as collateral for issuance of letters of credit.

(f) Short-term investments

Short-term investments are time deposits with original maturities more than three months. Short-term investments are stated at cost, which approximates fair value. Interest earned is included in interest income.

(g) Accounts receivable

From January 1, 2020, the Group adopted the ASU 2016-13, Credit Losses, Measurement of Credit Losses on Financial Instruments. Accounts receivable are recorded at the amounts due from customers and net of allowances for credit losses. The allowance for credit losses reflects the Group’s current estimate of credit losses expected to be incurred over the life of the receivables. The Group considers various factors in establishing, monitoring, and adjusting its allowance for credit losses including the aging of receivables and aging trends, customer creditworthiness and specific exposures related to particular customers. The Group also monitors other risk factors and forward-looking information, such as country specific risks and economic factors that may affect a customer’s ability to pay in establishing and adjusting its allowance for credit losses. Accounts receivable are written off when deemed uncollectible.

(h) Inventories

Inventories are stated at the lower of cost or net realizable value, with cost determined on a weighted average basis. The Group periodically reviews the composition of inventory and shelf life of inventory in order to identify obsolete, slow-moving or otherwise non-saleable items. The Group will record a write-down to its net realizable value in cost of sales in the period that the decline in value is first identified. Nil and $7 inventory write-down was recorded as of December 31, 2019 and June 30, 2020.

(i) Investments in equity investees

The Group uses the equity method to account for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control. The Group records equity method adjustments in share of earnings and losses. Equity method adjustments include the Group’s proportionate share of investee income or loss, adjustments to recognize certain differences between the Group’s carrying value and its equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. Dividends received are recorded as a reduction of carrying amount of the investment. Cumulative distributions that do not exceed the Group’s cumulative equity in earnings of the investee are considered as a return on investment and classified as cash inflows from operating activities. Cumulative distributions in excess of the Group’s cumulative equity in the investee’s earnings are considered as a return of investment and classified as cash inflows from investing activities.

The Group is required to perform an impairment assessment of its investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. No impairment was recorded for the six months ended June 30, 2020.

(j) Prepayments for equipment

The prepayments for equipment purchase are recorded in long term prepayments considering the prepayments are all related to property and equipment.

(k) Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets as follows:

Useful life
Office equipment	3 years
Electronic equipment	3 years
Vehicle	4 years
Laboratory equipment	5 years
Manufacturing equipment	10 years
Leasehold improvements	lesser of useful life or lease term

Construction in progress represents property and equipment under construction and pending installation and is stated at cost less impairment losses if any.

(l) Lease

From January 1, 2019, the Group adopted the ASC Topic 842, Leases ("ASC 842"). The Group adopted the new guidance using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application and not restating comparative periods. The Group determines if an arrangement is a lease at inception. The Group classifies the lease as a finance lease if it meets certain criteria or as an operating lease when it does not. The Group has lease agreements with lease and non-lease components, which the Group has elected to account for the components as a single lease component. The Group leases facilities for office, research and development center, and manufacturing facilities in mainland China, Hong Kong and U.S, which are all classified as operating leases with fixed lease payments, or minimum payments, as contractually stated in the lease agreements. The Group’s leases do not contain any material residual value guarantees or material restrictive covenants.

At the commencement date of a lease, the Group recognizes a lease liability for future fixed lease payments and a right-of-use ("ROU") asset representing the right to use the underlying asset during the lease term. The lease liability is initially measured as the present value of the future fixed lease payments that will be made over the lease term. The lease term includes periods for which it’s reasonably certain that the renewal options will be exercised and periods for which it’s reasonably certain that the termination options will not be exercised. The future fixed lease payments are discounted using the rate implicit in the lease, if available, or the incremental borrowing rate ("IBR"). Upon adoption of ASU 2016-02, the Group elected to use the remaining lease term as of January 1, 2019 in the Group’s estimation of the applicable discount rate for leases that were in place at adoption. For the initial measurement of the lease liability for leases commencing after January 1, 2019, the Group uses the discount rate as of the commencement date of the lease, incorporating the entire lease term. Additionally, the Group elected not to recognize leases with lease terms of 12 months or less at the commencement date in the consolidated balance sheets.

The ROU asset is measured at the amount of the lease liability with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred by the Group and lease incentives. Under ASC 842, land use rights agreements are also considered to be operating lease contracts. The Group will evaluate the carrying value of ROU assets if there are indicators of impairment and review the recoverability of the related asset group. If the carrying value of the asset group is determined to not be recoverable and is in excess of the estimated fair value, the Group will record an impairment loss in other expenses in the consolidated statements of operations. ROU assets for operating leases are included in operating lease right-of-use assets in the consolidated balance sheets.

Operating leases are included in operating lease right-of-use assets and operating lease liabilities in the consolidated balance sheets. Operating lease liabilities that become due within one year of the balance sheet date are classified as current operating lease liabilities.

Lease expense is recognized on a straight-line basis over the lease term.

(m) Land use rights

All land in the PRC is owned by the PRC government. The PRC government may sell land use rights for a specified period of time. The purchase price of land use rights represents the operating lease prepayments for the rights to use the land in the PRC under ASC 842 and is recorded as land use rights on the balance sheet, which is amortized over the remaining lease term.

In 2019, the Group acquired land use rights from the local Bureau of Land and Resources in Suzhou for the purpose of constructing and operating the research center and biologics manufacturing facility in Suzhou. The land use rights are being amortized over the respective lease terms, which are 30 years.

(n) Long term deposits

Long term deposits represent amounts paid in connection with the Group’s long-term lease agreements.

(o) Value added tax recoverable

Value added tax recoverable represent amounts paid by the Group for purchases. The amounts were recorded as long-term assets considering they are expected to be deducted from future value added tax payables arising on the Group’s revenues which it expects to generate in the future.

(p) Intangible assets

Intangible assets mainly consist of externally purchased software which are amortized over one to five years on a straight-line basis. Amortization expenses for the six months ended June 30, 2019 and 2020 were $118 (unaudited) and $127, respectively. Amortization expenses of the Group’s intangible assets are expected to be approximately $151, $301, $299, $286, $178 and $1 for the remainder of 2020, the years ended December 31, 2021, 2022, 2023, and 2024 and thereafter, respectively.

(q) Impairment of long-lived assets

Long-lived assets are reviewed for impairment in accordance with authoritative guidance for impairment or disposal of long-lived assets. Long-lived assets are reviewed for events or changes in circumstances, which indicate that their carrying value may not be recoverable. Long-lived assets are reported at the lower of carrying amount or fair value less cost to sell. For the six months ended June 30, 2020, there was no impairment of the value of the Group’s long-lived assets.

(r) Fair value measurements

The Group applies ASC topic 820 ("ASC 820"), Fair Value Measurements and Disclosures, in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial instruments of the Group primarily include cash, cash equivalents and restricted cash, short-term investments, accounts receivable, prepayments and other current assets, short-term borrowings, accounts payable and other current liabilities. As of December 31, 2019 and June 30, 2020, the carrying values of cash and cash equivalents, short-term investments, accounts receivable, prepayments and other current assets, short-term borrowings, accounts payable and other current liabilities approximated their fair values due to the short-term maturity of these instruments, and the carrying value of restricted cash approximates its fair value based on the nature and the assessment of the ability to recover these amounts.

(s) Revenue recognition

In 2018, the Group adopted of ASC Topic 606 ("ASC 606"), Revenue from Contracts with Customers, in recognition of revenue. Under ASC 606, the Group recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration expected to receive in exchange for those goods or services. To determine revenue recognition for arrangements that the Group determines are within the scope of ASC 606, the Group performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Group satisfies a performance obligation. The Group only applies the five-step model to contracts when it is probable that the Group will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Group reviews the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. The Group recognizes as revenue the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied or as it is satisfied.

The Group’s revenue is all from product sales. The Group recognizes revenue from product sales when the Group has satisfied the performance obligation by transferring control of the product to the customers. Control of the product generally transfers to the customers when the delivery is made and when title and risk of loss transfers to the consumers. Cost of sales mainly consists of the acquisition cost of products and royalty fee.

The Group has applied the practical expedients under ASC 606 with regard to assessment of financing component and concluded that there is no significant financing component given that the period between delivery of goods and payment is generally one year or less.

The Group started to generate product sales revenue since 2018. For the six months ended June 30, 2019 and 2020, the Group’s product revenues were generated from the sale of ZEJULA (niraparib) and OPTUNE (Tumor Treating Fields) to customers.

In mainland China, the Group sells the products to distributors, who ultimately sell the products to health care providers. Based on the nature of the arrangements, the performance obligations are satisfied upon the products delivery to distributors. Rebates are offered to distributors, consistent with pharmaceutical industry practices. The estimated amount of unpaid or unbilled rebates are recorded as a reduction of revenue if any. Estimated rebates are determined based on contracted rates, sales volumes and distributor inventories. The Group regularly reviews the information related to these estimates and adjusts the amount accordingly.

In Hong Kong S.A.R, the Group sells the products to customers, which are typically healthcare providers such as oncology centers. The Group utilizes a third party for warehousing services. Based on the nature of the arrangement, the

Group has determined that it is a principal in the transaction since the Group is primarily responsible for fulfilling the promise to provide the products to the customers, maintains inventory risk until delivery to the customers and has latitude in establishing the price. Revenue was recognized at the amount to which the Group expected to be entitled in exchange for the sale of the products, which is the sales price agreed with the customers. Consideration paid to the third party is recognized in operating expenses.

The Group didn’t recognize any contract assets and contract liabilities as of December 31, 2019 and June 30, 2020.

(t) Research and development expenses

Elements of research and development expenses primarily include (1) payroll and other related costs of personnel engaged in research and development activities, (2) in-licensed patent rights fee of exclusive development rights of drugs granted to the Group, (3) costs related to pre-clinical testing of the Group’s technologies under development and clinical trials such as payments to contract research organizations ("CROs") and contract manufacturing organizations ("CMOs"), investigators and clinical trial sites that conduct our clinical studies; (4) costs to develop the drug candidates, including raw materials and supplies, product testing, depreciation, and facility related expenses, (5) other research and development expenses. Research and development expenses are charged to expense as incurred when these expenditures relate to the Group’s research and development services and have no alternative future uses.

The Group has acquired rights to develop and commercialize drug candidates. Upfront payments that relate to the acquisition of a new drug compound, as well as pre-commercial milestone payments, are immediately expensed as acquired in-process research and development in the period in which they are incurred, provided that the new drug compound did not also include processes or activities that would constitute a "business" as defined under U.S. GAAP, the drug has not achieved regulatory approval for marketing and, absent obtaining such approval, has no established alternative future use. Milestone payments made to third parties subsequent to regulatory approval which meet the capitalization criteria would be capitalized as intangible assets and amortized over the estimated remaining useful life of the related product. If the conditions enabling capitalization of development costs as an asset have not yet been met, all development expenditures are recognized in profit or loss when incurred.

(u) Deferred income

Deferred income mainly consists of deferred income from government grants, American Depositary Receipts (the "ADR") Program Agreement with ADR depositary bank (the "DB") in July 2017 and the upfront payments received from Huizheng (Shanghai) Pharmaceutical Technology Co., Ltd. ("Hanhui").

Government grants consist of cash subsidies received by the Group’s subsidiaries in the PRC from local governments. Grants received as incentives for conducting business in certain local districts with no performance obligation or other restriction as to the use are recognized when cash is received. Cash grants of $193 (unaudited) and $2,024 were included in other income for the six months ended June 30, 2019 and 2020, respectively. Grants received with government specified performance obligations are recognized when all the obligations have been fulfilled. If such obligations are not satisfied, the Group may be required to refund the subsidy. Cash grants of $2,023 and $2,321 were recorded in deferred income as of December 31, 2019 and June 30, 2020, respectively, which will be recognized when the government specified performance obligation is satisfied.

According to the ADR program agreement, the Group has the right to receive reimbursements for using DB’s services, subject to the compliance by the Group with the terms of the agreement. The Group performed a detail assessment of the requirements and recognizes the reimbursements it expects to be entitled to over the five-year contract term as other income. For the six months ended June 30, 2019 and 2020, $156 (unaudited) and $156 were recorded in other income, respectively. And $858 and $702 were recorded in deferred income as of December 31, 2019 and June 30, 2020, respectively.

In March 2020, the Group entered into an Exclusive Promotion Agreement with Hanhui. Under the terms of the agreement, the Group will leverage Hanhui’s existing infrastructure to optimize an anticipated future commercial launch of omadacycline in China given that omadacycline is a broad spectrum antibiotic in both the hospital and community settings. In exchange for the exclusive promotion rights in mainland China, Hanhui shall pay the Group a non-creditable, upfront payment in the amount of RMB230,000, among which RMB90,000 was received in April 2020.The Group assessed and determined that the income recognition criteria was not met, and recorded the upfront payment as deferred income. As of June 30, 2020, a total amount of $12,713 was recorded in deferred income.

(v) Comprehensive loss

Comprehensive loss is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive loss be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive loss includes net loss and foreign currency translation adjustments, which are presented in the consolidated statements of comprehensive loss.

(w) Stock-based compensation

The Group grants share options and non-vested restricted shares to eligible employees, management and directors and accounts for these share based awards in accordance with ASC 718, Compensation-Stock Compensation.

Employees’ share-based awards are measured at the grant date fair value of the awards and recognized as expenses (1) immediately at grant date if no vesting conditions are required; or (2) using graded vesting method over the requisite service period, which is the vesting period.

All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed.

The Group determined the fair value of the stock options granted to employees. Before 2018, the Group applied binomial option pricing model in determining the estimated fair value of the options granted to employees. In 2018, the Group changed to use the Black-Scholes option valuation model. A change in the valuation technique is a change in accounting estimate for the purposes of applying ASC 250, and shall be applied prospectively to new awards.

Awards Granted to Non-Employees

The Group grants share options to eligible Non-Employees and accounts for these share based awards in accordance with ASC 718, Compensation-Stock Compensation. Non-Employees’ share-based awards are measured at the grant date fair value of the awards and recognized as expenses (1) immediately at grant date if no vesting conditions are required; or (2) using graded vesting method over the requisite service period, which is the vesting period. All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. The Group determined the fair value of the stock options granted to Non-Employees using the Black-Scholes option valuation model.

(x) Income taxes

Income tax expense includes (a) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances; (b) current tax expense, which represents the amount of tax currently payable to or receivable from a taxing authority; and (c) non-current tax expense, which represents the increases and decreases in amounts related to uncertain tax positions from prior periods and not settled with cash or other tax attributes.

The Group recognizes deferred tax assets and liabilities for temporary differences between the financial statement and income tax bases of assets and liabilities, which are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Group evaluates its uncertain tax positions using the provisions of ASC 740, Income Taxes, which requires that realization of an uncertain income tax position be recognized in the financial statements. The benefit to be recorded in the financial statements is the amount most likely to be realized assuming a review by tax authorities having all relevant information and applying current conventions. It is the Group’s policy to recognize interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expense. No unrecognized tax benefits and related interest and penalties were recorded in any of the periods presented.

(y) Earnings (loss) per share

Basic earnings (loss) per ordinary share is computed by dividing net income (loss) attributable to ordinary shareholders by weighted average number of ordinary shares outstanding during the period.

Diluted earnings (loss) per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Group had stock options and non-vested restricted shares, which could potentially dilute basic earnings (loss) per share in the future. To calculate the number of shares for diluted earnings (loss) per share, the effect of the stock options and non-vested restricted shares is computed using the treasury stock method. The computation of diluted earnings (loss) per share does not assume exercise or conversion of securities that would have an anti-dilutive effect.

(z) Segment information

In accordance with ASC 280, Segment Reporting, the Group’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in and derived from China, no geographical segments are presented.

(aa) Concentration of risks

Concentration of customers

The following customers accounted for 10% or more of revenue for the six months ended June 30, 2019 and 2020:

	Six months ended June 30,
	2019	2020
	$	$
	(Unaudited)
A	920	*
B	*	*
C	*	*
D	1,102	*
E	*	3,236
*	Represents less than 10% of revenue for the six months ended June 30, 2019 and 2020.

Concentration of suppliers

The following suppliers accounted for 10% or more of research and development expenses and the inventory purchases for the six months ended June 30, 2019 and 2020:

	Six months ended June 30,
	2019	2020
	$	$
	(Unaudited)
A	*	*
B	*	12,313
C	22,625	*
D	*	*
E	*	31,022
*	Represents less than 10% of research and development expenses and the inventory purchases for the six months ended June 30, 2019 and 2020.

Concentration of credit risk

Financial instruments that are potentially subject to significant concentration of credit risk consist of cash and cash equivalents, short-term investments. The carrying amounts of cash and cash equivalents and short-term investments represent the maximum amount of loss due to credit risk. As of December 31, 2019, and June 30, 2020, all of the Group’s cash and cash equivalents and short-term investments were held by major financial institutions located in the PRC and international financial institutions outside of the PRC which management believes are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Foreign currency risk

RMB is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregated amounts of RMB47,168 and RMB165,488 which were denominated in RMB, as of December 31, 2019 and June 30, 2020, respectively, representing 9% and 9% of the cash, cash equivalents as of December 31, 2019 and June 30, 2020, respectively.

(ab) Recent accounting pronouncements

Adopted Accounting Standards

In June 2016, the FASB issued ASU 2016-13, Credit Losses, Measurement of Credit Losses on Financial Instruments, which has subsequently been amended by ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-03. This ASU significantly changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The standard has replaced incurred loss approach with an expected loss model for instruments measured at amortized cost. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. The standards are to be applied using a modified retrospective approach and are effective for interim periods and fiscal years beginning after December 15, 2019, with early adoption permitted.

The Group adopted the standard on January 1, 2020. Based on the composition of the Group’s trade receivables and investment portfolio, the adoption of this standard did not have a material impact on the Group’s financial position or results of operations upon adoption. The Group has updated its accounting policy for accounts receivable and is providing additional disclosure about its allowance for credit losses, as required by the standard, upon adoption.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. This guidance removes certain disclosure requirements related to the fair value hierarchy, modifies existing disclosure requirements related to measurement uncertainty and adds new disclosure requirements. The new disclosure requirements include disclosing the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. Certain disclosures required by this guidance must be applied on a retrospective basis and others on a prospective basis. The guidance is effective for interim periods and fiscal years beginning after December 15, 2019, with early adoption permitted. The Group adopted this standard on January 1, 2020. There was no impact to the Group’s financial position or results of operations upon adoption as the Group did not have any financial instruments that are measured as level 3.

In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606. This update clarifies that certain transactions between participants in a collaborative arrangement should be accounted for under ASC 606 when the counterparty is a customer and precludes an entity from presenting consideration from a transaction in a collaborative arrangement as revenue from contracts with customers if the counterparty is not a customer for that transaction. The update is effective in fiscal years beginning after December 15, 2019, and interim periods therein, and early adoption is permitted for entities that have adopted ASC 606. The Group adopted this standard on January 1, 2020. There was no material impact to the Group’s financial position or results of operations upon adoption.

Future Adoption of Accounting Standards

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This update simplifies the accounting for income taxes as part of the FASB’s overall initiative to reduce complexity in accounting standards. The amendments include removal of certain exceptions to the general principles of ASC 740, Income taxes, and simplification in several other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. The update is effective in fiscal years beginning after December 15, 2020, and interim periods therein, and early adoption is permitted. Certain amendments in this update should be applied retrospectively or modified retrospectively, all other amendments should be applied prospectively. The Group is currently evaluating the impact on its financial statements of adopting this guidance.

3.Cash and cash equivalents

	As of
	December 31,	June 30,
	2019	2020
	$	$
Cash at bank and in hand	75,111	257,775
Cash equivalents	821	829
	75,932	258,604
Denominated in:
US$	62,478	225,709
RMB (note (i))	6,761	23,375
Hong Kong dollar ("HK$")	5,948	9,151
Australia dollar ("A$")	745	369
	75,932	258,604

Note:

(i)	Certain cash and bank balances denominated in RMB were deposited with banks in the PRC. The conversion of these RMB denominated balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

4.Restricted cash, non-current

The Group’s restricted cash balance is $510 and $510 as of December 31, 2019 and June 30, 2020, respectively. It was mainly long-term bank deposits held as collateral for issuance of letters of credit. These deposits will be released when the related letters of credit are settled by the Group.

5.Short-term investments

Short-term investments primarily comprise of the time deposits with original maturities between three months and one year. For the six months ended June 30, 2019 and 2020, the Group recorded the interest income of $3,306 (unaudited) and $2,512 from the short-term investments in the consolidated statements of operations.

As of June 30, 2020, the Group’s short-term investments consisted entirely of short-term held to maturity debt instruments with highest credit rating, which were determined to have no risk of expected credit loss. Accordingly, no allowance for credit loss was recorded as of June 30, 2020.

6.Accounts receivable

The roll-forward of the allowance for credit losses related to accounts receivable for the six months ended June 30, 2020 consists of the following activity:

Allowance for
Credit Losses
$
Balance as of December 31, 2019	—
Current period provision for expected credit losses	2
Amounts written-off	—
Recoveries of amounts previously written-off	—
Balance as of June 30, 2020	2

The Group did not have any allowance for credit losses for the six months ended June 30, 2019.

7.Inventories

The Group’s inventory balance of $6,005 and $6,569 as of December 31, 2019 and June 30, 2020, respectively, mainly consisted of finished goods purchased from Tesaro Inc.("Tesaro") and Novocure Limited ("Novocure") for distribution in Hong Kong and Macau, as well as certain raw materials purchased for ZEJULA commercialization in the PRC.

	As of
	December 31,	June 30,
	2019	2020
	$	$
Finished goods	593	838
Raw materials	5,412	5,738
Inventories	6,005	6,576
Inventory write-down:
Balance at beginning of the year	—	—
Additions	—	(7)
Write-offs	—	—
Inventories	6,005	6,569

8.Investments in equity investees

In June 2017, the Group entered into an agreement with three third-parties to establish JING Medicine Technology (Shanghai) Ltd. ("JING"), an entity which provides services for drug discovery and development, consultation and transfer of pharmaceutical technology. The capital contribution by the Group was RMB26,250 in cash, representing 20% of the equity interest of JING, which was fully paid by the Group in 2017 and 2018. The Group recorded its share of loss in this investee of $316 (unaudited) and $406 for the six months ended June 30, 2019 and 2020, respectively.

9.Property and equipment, net

Property and equipment consist of the following:

	As of
	December 31,	June 30,
	2019	2020
	$	$
Office equipment	397	391
Electronic equipment	1,482	1,858
Vehicle	76	75
Laboratory equipment	5,854	7,279
Manufacturing equipment	11,049	11,016
Leasehold improvements	7,528	7,478
Construction in progress	428	267
	26,814	28,364
Less: accumulated depreciation	(5,461)	(7,347)
Property and equipment, net	21,353	21,017

Depreciation expenses for the six months ended June 30, 2019 and 2020 were $1,447 (unaudited) and $1,974, respectively.

10.Lease

The Group leases facilities for office, research and development center, and manufacturing facilities in mainland China, Hong Kong and U.S. Lease terms vary based on the nature of operations and the market dynamics, however, all leased facilities are classified as operating leases with remaining lease terms between one and six years.

The Group only has one short-term lease with insignificant lease expense for which the contract expired on June 30, 2019.

Supplemental information related to leases is as follows:

	Six months ended June 30,
	2019	2020
	$	$
	(Unaudited)
Operating fixed lease cost	1,406	2,463

Supplemental cash flow information related to leases was as follows:

	Six months ended June 30,
	2019	2020
	$	$
	(Unaudited)
Cash paid for amounts included in measurement of lease liabilities	1,060	1,986
Non-cash operating lease liabilities arising from obtaining operating right-of-use assets	1,666	1,036

The maturities of lease liabilities in accordance with Leases (Topic 842) in each of the next five years and thereafter as of December 31, 2019 were as follows:

Year ended
December 31
$
2020	4,595
2021	3,910
2022	3,039
2023	1,333
2024	1,379
Thereafter	1,787
Total lease payments	16,043
Less: imputed interest	(715)
Present value of minimum operating lease payments	15,328

The maturities of lease liabilities in accordance with Leases (Topic 842) in each of the next five years and thereafter as of June 30, 2020 were as follows:

Year ended
December 31
$
Remainder 2020	2,665
2021	4,229
2022	3,293
2023	1,641
2024	1,474
Thereafter	2,135
Total lease payments	15,437
Less: imputed interest	(805)
Present value of minimum operating lease payments	14,632

Weighted-average remaining lease terms and discount rates are as follows:

	Six months ended June 30,
	2019	2020
	(Unaudited)
Weighted-average remaining lease term	2.9 years	4.2 years
Weighted-average discount rate	4.4%	3.2%

11.Revenue

The Group’s revenue are primarily derived from the sale of ZEJULA and OPTUNE in mainland China and Hong Kong. The table below presents the Group’s net product sales for the six months ended June 30, 2019 and 2020.

	Six months ended June 30,
	2019	2020
	$	$
	(Unaudited)
Product revenue - gross	3,420	20,415
Less: Rebate and sales return	—	(1,202)
Product revenue - net	3,420	19,213

Sales rebates are offered to distributors in mainland China and the amounts are recorded as a reduction of revenue. Estimated rebates are determined based on contracted rates, sales volumes and distributor inventories.

The following table disaggregates net revenue by product for the six months ended June 30, 2019 and 2020:

	Six months ended June 30,
	2019	2020
	$	$
	(Unaudited)
ZEJULA	1,925	13,791
OPTUNE	1,495	5,422
Total product revenue - net	3,420	19,213

12.Income Tax

Cayman Islands ("Cayman")

Zai Lab Limited and ZLIP Holding Limited are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, Zai Lab Limited and ZLIP Holding Limited are not subject to tax on income or capital gains. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands Taxation ("BVI")

ZL Capital Limited is incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, ZL Capital Limited is not subject to income tax.

Australia ("AUST")

Zai Lab (AUST) Pty., Ltd. is incorporated in Australia and is subject to corporate income tax at a rate of 30%. Zai Lab (AUST) Pty., Ltd. has no taxable income for all periods presented, therefore, no provision for income taxes is required.

U.S. ("US")

Zai Lab (US) LLC. is incorporated in U.S. and is subject to U.S. federal corporate income tax at a rate of 21%. Zai Lab (US) LLC. is also subject to state income tax in Delaware. Zai Lab (US) LLC. has no taxable income for all periods presented, therefore, no provision for income taxes is required.

Hong Kong S.A.R ("HK")

Zai Lab (Hong Kong) Limited is incorporated in Hong Kong S.A.R. Companies registered in Hong Kong are subject to Hong Kong profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. Under the two-tiered profits tax rates regime in Hong Kong, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. For the six months ended June 30, 2020, Zai Lab (Hong Kong) Limited did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented. Under the Hong Kong tax law, Zai Lab (Hong Kong) Limited is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Under PRC’s Enterprise Income Tax Law ("EIT Law"), the statutory income tax rate is 25%, and the EIT rate shall be reduced to 15% for state-encouraged High and New Technology Enterprises ("HNTE"). Zai Lab (Shanghai) Co., Ltd., first obtained a HNTE certificate in 2018 and began to enjoy the preferential tax rate of 15% from 2018 to 2020. Zai Lab International Trading (Shanghai) Co., Ltd., Zai Lab (Suzhou) Co., Ltd., and Zai Biopharmaceutical (Suzhou) Co., Ltd. are subject to the statutory rate of 25%.

No provision for income taxes has been required to be accrued because the Company and all of its subsidiaries are in cumulative loss positions for all the periods presented.

Loss (income) before income taxes consists of:

	Six months ended June 30,
	2019	2020
	$	$
	(Unaudited)
Cayman	(189)	591
BVI	—	—
PRC	76,299	112,320
HK	3,109	4,983
US	4,047	10,336
AUST	8	387
	83,274	128,617

Reconciliations of the differences between the PRC statutory income tax rate and the Group’s effective income tax rate for the six months ended June 30, 2019 and 2020 are as follows:

	Six months ended June 30,
	2019	2020
	(Unaudited)
Statutory income tax rate	25%	25%
Share-based compensations	(1.11%)	(1.02%)
Non-deductible expenses	(0.13%)	(0.40%)
Prior year tax filing adjustment	1.50%	1.85%
Effect of different tax rate of subsidiary operation in other jurisdictions	(0.77%)	(0.52%)
Preferential tax rate	(8.92%)	(8.72%)
Effect of change in tax rate	(7.12%)	—
Changes in valuation allowance	(8.45%)	(16.19%)
Effective income tax rate	—	—

The principal components of the deferred tax assets and liabilities are as follows:

Six months ended June 30,
2020
$

Deferred tax assets:
Depreciation of property and equipment, net	69
Government grants	372
Deferred revenue	1,907
Net operating loss forwards	102,579
Less: valuation allowance	(104,927)
Deferred tax assets, net	—

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. In 2019 and 2020, the Group has determined that the deferred tax assets on temporary differences and net operating loss carry forwards are related to certain subsidiaries, for which the Group is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not. As such, it has fully provided valuation allowance for the deferred tax assets as of December 31, 2019 and June 30, 2020. Amounts of operating loss carry forwards were $403,460 for the years ended December 31, 2019, which are expected to expire from 2020 to 2029.

Movement of the valuation allowance is as follows:

	Six months ended June 30,
	2019	2020
	$	$
	(Unaudited)
Balance as of January 1,	(49,928)	(63,215)
Additions	(16,471)	(41,712)
Balance as June 30	(66,399)	(104,927)

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT Law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a rate of 25%. The Group is not subject to any other uncertain tax position.

13.Short-term borrowings

On June 25, 2018, Zai Lab (Suzhou) Co., Ltd. entered into a three-year revolving loan facility agreement of RMB25,000 with a local commercial bank, and the outstanding borrowing under this agreement was RMB25,000 as of June 30, 2020, which will be due in remainder months of 2020. The borrowing is guaranteed by Zai Lab

(Shanghai) Co., Ltd., with an average interest rate of 4.785%. The agreement does not contain any financial covenants or restrictions. In the first half of 2019, Zai Lab (Suzhou) Co., Ltd. drew down RMB5,000 (unaudited) of this loan and repaid outstanding principal of RMB5,000 (unaudited). Zai Lab (Suzhou) Co., Ltd. further drew down RMB25,000 and repaid the outstanding principal of RMB20,000 during the second half of 2019. For the six months ended June 30, 2020, there was no drawdown nor repayment.

On December 12, 2018, Zai Biopharmaceutical (Suzhou) Co. Ltd. entered into a three-year facility agreement for RMB40,000 with a local commercial bank, the outstanding borrowing under this agreement was RMB5,000 as of June 30, 2020, which will be due in 2020. The borrowing is guaranteed by Zai Lab (Shanghai) Co., Ltd., with average interest rate of 4.785%. The agreement does not contain any financial covenants or restrictions. For the six months ended June 30, 2019, Zai Biopharmaceutical (Suzhou) Co. Ltd. drew down RMB15,000 (unaudited) of this loan. For the six months ended June 30, 2020, Zai Biopharmaceutical (Suzhou) Co. Ltd. repaid RMB15,000 of this loan.

14.Other current liabilities

Other current liabilities consist of followings:

	As of
	December 31,	June 30,
	2019	2020
	$	$
Payroll	9,590	7,521
Professional service fee	774	1,510
Payables for purchase of property and equipment	416	984
Accrued rebate to distributors	—	812
Others (note (i))	2,394	4,923
	13,174	15,750

Note:

(i)	Others are mainly payments from employees for exercising the share-based compensations and payables related to travel and business entertainment expenses and conference fee.

15.Loss per share

Basic and diluted net loss per share for each of the periods presented are calculated as follow:

	Six months ended June 30,
	2019	2020
	(Unaudited)
Numerator:
Net loss attributable to ordinary shareholders	(83,274)	(128,617)
Denominator:
Weighted average number of ordinary shares - basic and diluted	60,919,842	73,847,551
Net loss per share-basic and diluted	(1.37)	(1.74)

As a result of the Group’s net loss for the six months ended June 30, 2019 and 2020, share options and non-vested restricted shares outstanding in the respective periods were excluded from the calculation of diluted loss per share as their inclusion would have been anti-dilutive.

	As of
	December 31,	June 30,
	2019	2020

Share options	9,122,980	9,808,561
Non-vested restricted shares	743,268	710,068

16.Related party transactions

The table below sets forth the major related party and the relationship with the Group as of June 30, 2020:

Company Name	Relationship with the Group
MEDx (Suzhou) Translational Medicine Co., Ltd. (Formerly known as Qiagen (Suzhou) translational medicine Co., Ltd)	Significant influence held by Samantha Du’s (Director, Chairwoman and Chief Executive Officer of the Company) immediate family

For the six months ended June 30, 2019 and 2020, the Group incurred $62 (unaudited) and $184 research and development expense with MEDx (Suzhou) Translational Medicine Co., Ltd. for drug research and development services, respectively. All of the transactions are carried out with normal business terms and are on arms’ length basis.

17.Share-based compensation

Share options

On March 5, 2015, the Board of Directors of the Company approved an Equity Incentive Plan (the "2015 Plan") which is administered by the Board of Directors. Under the 2015 Plan, the Board of Directors may grant options to purchase ordinary shares to management including officers, directors, employees and individual advisors who render services to the Group to purchase an aggregate of no more than 4,140,945 ordinary shares of the Group ("Option Pool"). Subsequently, the Board of Directors approved the increase in the Option Pool to 7,369,767 ordinary shares.

In connection with the completion of the initial public offering (the "IPO"), the Board of Directors has approved the 2017 Equity Incentive Plan (the "2017 Plan") and all equity-based awards subsequent to the IPO would be granted under the 2017 Plan.

In 2019, the Group granted 1,067,385 share options to certain management, employees and individual advisors of the Group at the exercise price ranging from $27.23 to $41.59 per share under the 2017 Plan. These options granted have a contractual term of 10 years and generally vest over a five or three years period, with 20% or 33.3% of the awards vesting beginning on the anniversary date one year after the grant date.

For the six months ended June 30, 2020, the Group granted 960,878 share options to certain management, employees and individual advisors of the Group at the exercise price ranging from $44.94 to $82.13 per share under the 2017 Plan. These options granted have a contractual term of 10 years and generally vest over a five or three year period, with 20% or 33.3% of the awards vesting beginning on the anniversary date one year after the grant date.

Before 2018, the binomial option-pricing model was applied in determining the estimated fair value of the options granted. From 2018, the Group changed to use the Black-Scholes option valuation model going forward in determining the estimated fair value of the options granted. The change in valuation technique is accounted for as a change in accounting estimate under ASC 250 and applied prospectively to new awards.

The following table presents the assumptions used to estimate the fair values of the share options granted in the periods presented:

	Six months ended June 30,
	2019	2020
	(Unaudited)
Risk-free rate of return	1.8%-2.5%	0.4%-0.8%
Contractual life of option	10 years	10 years
Expected term	6 or 6.5 years	6 or 6.5 years
Estimated volatility rate	70%	70%
Expected dividend yield	0%	0%

A summary of option activity under the Plan during the six months ended June 30, 2019 and 2020 is presented below:

			Weighted
		Weighted	average
	Number of	average exercise	remaining	Aggregate
	options	price	contractual term	intrinsic value
		$	Years	$
Outstanding at December 31, 2018	8,761,735	7.47	7.80	138,009,758
Granted (unaudited)	649,193	28.40	—	—
Exercised (unaudited)	(137,177)	2.21	—	—
Forfeited (unaudited)	(18,141)	23.73	—	—
Outstanding at June 30, 2019 (unaudited)	9,255,610	8.97	7.49	189,991,245

Outstanding at December 31, 2019	9,122,980	10.73	7.16	281,562,301
Granted	960,878	52.80	—	—
Exercised	(228,891)	13.44	—	—
Forfeited	(46,406)	31.73	—	—
Outstanding at June 30, 2020	9,808,561	14.69	6.95	661,528,948
Vested and Exercisable as of June 30, 2020	5,079,377	4.51	5.86	394,282,051
Vested or expected to vest as of June 30, 2020	9,808,561	14.69	6.95	661,528,948

The weighted-average grant-date fair value of the options granted in the six months ended June 30, 2019 and 2020 were $18.56 (unaudited) and $33.51 per share respectively. The following table summarizes the compensation cost related to the options recorded for the six months ended June 30, 2019 and 2020:

	Six months ended June 30,
	2019	2020
	$	$
	(Unaudited)
Selling, general and administrative	3,030	5,548
Research and development	3,617	4,807
Total	6,647	10,355

As of June 30, 2020, there was $73,809 of total unrecognized compensation expense related to unvested share options granted. That cost is expected to be recognized over a weighted-average period of 1.9 years.

Non-vested restricted shares

In 2019, 50,000 ordinary shares were authorized for grant to the independent directors, respectively. The restricted shares shall vest and be released from the restrictions in full on the first anniversary from the date of the agreement. Upon termination of the independent directors’ service with the Group for any reason, any shares that are outstanding and not yet vested will be immediately be forfeited.

In 2019, 121,000 ordinary shares were authorized for grant to certain management. One fifth of the restricted shares shall vest and be released from the restrictions on each yearly anniversary from the date of the agreement. Upon termination of the certain management’s service with the Group for any reason, any shares that are outstanding and not yet vested will be immediately be forfeited.

During the six months ended June 30, 2020, 50,000 ordinary shares were authorized for grant to the independent directors. The restricted shares shall vest and be released from the restrictions in full on the first anniversary from the date of the agreement. Upon termination of the independent directors’ service with the Group for any reason, any shares that are outstanding and not yet vested will be immediately be forfeited.

During the six months ended June 30, 2020, 45,000 ordinary shares were authorized for grant to certain management. One fifth of the restricted shares shall vest and be released from the restrictions on each yearly anniversary from the date of the agreement. Upon termination of the certain management’s service with the Group for any reason, any shares that are outstanding and not yet vested will be immediately be forfeited.

The Group measured the fair value of the non-vested restricted shares as of respective grant dates, and recognizes the amount as compensation expense over the deemed service period using a graded vesting attribution model on a straight-line basis.

The following table summarized the Group’s non-vested restricted share activity during the six months ended June 30, 2020:

		Weighted
	Numbers	average grant
	of non-vested	date
	restricted shares	fair value
		$
Non-vested as of December 31, 2019	743,268	22.45
Granted	95,000	57.12
Vested	(116,200)	24.43
Forfeited	(12,000)	20.98
Non-vested as of June 30, 2020	710,068	26.79

As of June 30, 2020, there was $15,833 of total unrecognized compensation expense related to non-vested restricted shares. The following table summarizes the compensation cost related to the restricted shares recorded for the six months ended June 30, 2019 and 2020:

	Six months ended June 30,
	2019	2020
	$	$
	(Unaudited)
Selling, general and administrative	1,843	2,114
Research and development	804	958
Total	2,647	3,072

18.Licenses and collaborative arrangement

The following is a description of the Group’s significant ongoing collaboration agreements for the six months ended June 30, 2020.

License and collaboration agreement with Tesaro (Now: GSK)

In September 2016, the Group entered into a collaboration, development and license agreement with Tesaro, under which the Group obtained an exclusive license for certain patents and know-how that Tesaro licensed from Merck,

Sharp & Dohme Corp. (a subsidiary of Merck & Co. Inc.), or Merck Corp., and AstraZeneca UK Limited to develop, manufacture, use, sell, import and commercialize Tesaro’s proprietary PARP inhibitor, ZEJULA, in mainland China, Hong Kong and Macau, or the licensed territory, in the licensed field of treatment, diagnosis and prevention of any human diseases or conditions (other than prostate cancer). In February 2018, the Group entered into an amendment with GSK to eliminate GSK's option to co-market ZEJULA in the licensed territory.

Under the terms of the agreement, the Group made an upfront payment of $15,000 and accrued two development milestone payments in total of $4,500 to Tesaro. On top of those, if the Group achieves other specified regulatory, development and commercialization milestones, the Group may be additionally required to pay further milestone payments up to $36,000 to Tesaro. In addition, if the Group successfully develops and commercializes the licensed products, the Group will pay Tesaro tiered royalties on the net sales of the licensed products, until the later of the expiration of the last-to-expire licensed patent covering the licensed product, the expiration of regulatory exclusivity for the licensed product, or the tenth anniversary of the first commercial sale of the licensed product, in each case on a product-by-product and region-by-region basis.

The Group has the right to terminate this agreement at any time by providing written notice of termination to Tesaro.

License and collaboration agreement with Paratek Bermuda Ltd. ("Paratek")

In April 2017, the Group entered into a license and collaboration agreement with Paratek, under which the Group obtained both an exclusive license under certain patents and know-how of Paratek and an exclusive sub-license under certain intellectual property that Paratek licensed from Tufts University to develop, manufacture, use, sell, import and commercialize omadacycline in mainland China, Hong Kong, Macau and Taiwan, or licensed territory, in the field of all human therapeutic and preventative uses other than biodefense, or the licensed field. Paratek retains the right to manufacture the licensed product in the licensed territory for use outside the licensed territory. The Group also granted to Paratek a non-exclusive license to certain of intellectual property for Paratek to develop and commercialize the licensed products outside of licensed territory.

Under the terms of the agreement, the Group made an upfront payment of $7,500 and two milestone payment in total of $8,000 to Paratek and the Group may be required to pay further milestone payments of up to an aggregate of $46,500 to Paratek for the achievement of certain development and sales milestone events. In addition, the Group will pay to Paratek tiered royalties on the net sales of licensed products, until the later of the abandonment, expiration or invalidation of the last-to-expire licensed patent covering the licensed product, or the eleventh anniversary of the first commercial sale of the licensed product, in each case on a product-by-product and region-by-region basis.

The Group has the right to terminate this agreement at any time by providing written notice of termination to Paratek.

License and collaboration agreement with Five Prime Therapeutics, Inc. ("Five Prime")

In December 2017, the Group entered into a collaboration and license agreement with Five Prime, under which the Group obtained exclusive rights to develop and commercialize Five Prime’s proprietary afucosylated FGFR2b antibody known as bemarituzumab, and all fragments, conjugates, derivatives and modifications thereof in China, Hong Kong, Macau and Taiwan, or the licensed territory.

Under the terms of the agreement, the Group made an upfront payment of $5,000 and a milestone payment of $2,000 to Five Prime. Additionally, the Group may be required to pay further development and regulatory milestone payments of up to an aggregate of $37,000 to Five Prime. The Group is also be obligated to pay Five Prime a royalty, on a licensed product-by-licensed product and region-by-region basis, depending on the number of patients the Group enrolls in the bemarituzumab study, subject to reduction in certain circumstances, on net sales of each licensed product in the licensed territory until the latest of (i) the 11th anniversary of the first commercial sale of such licensed product in such region, (ii) the expiration of certain patents covering such licensed product in such region, and (iii) the date on which any applicable regulatory, pediatric, orphan drug or data exclusivity with respect to such licensed product expires in such region.

The Group has the right to terminate this agreement at any time by providing written notice of termination to Five Prime.

License and collaboration agreement with Entasis Therapeutics Holdings Inc.("Entasis")

In April 2018, the Group entered into a collaboration and license agreement with Entasis, under which the Group obtained an exclusive right to develop and commercialize Entasis’s proprietary compounds known as durlobactam and SUL-DUR, with the possibility of developing and commercializing a combination of such compounds with Imipenem, in mainland China, Hong Kong, Macau, Taiwan, Korea, Vietnam, Thailand, Cambodia, Laos, Malaysia, Indonesia, the Philippines, Singapore, Australia, New Zealand and Japan, or the territory.

Under the terms of the agreement, the Group made an upfront payment of $5,000 and two development milestone payments in total of $7,000 to Entasis. Additionally, the Group may be required to pay Entasis development, regulatory and research milestone payments (other than existing ones) and commercial milestone payments of up to an aggregate of $91,600. The Group is also responsible for a portion of the costs of the global pivotal Phase III clinical trial of SUL-DUR outside of the territory. The Group is also obligated to pay Entasis a royalty based on a percentage of net sales of licensed products, depending on the amount of net sales of licensed products in the territory, subject to reduction in certain circumstances, until, with respect to a licensed product in a region in the territory, the latest of (i) the 10th anniversary of the first commercial sale of such licensed product in such region, (ii) the expiration of certain patents covering such licensed product in such region, and (iii) the date on which any applicable regulatory, pediatric, orphan drug or data exclusivity with respect to such licensed product expires in such region.

The Group has the right to terminate this agreement at any time by providing written notice of termination to Entasis.

License and collaboration agreement with Crescendo Biologics Ltd. ("Crescendo")

In May 2018, the Group and Crescendo entered into an exclusive, worldwide licensing agreement, under which the Group will develop, commercialize, and manufacture a topical, innovative antibody VH domain therapeutic for potential application in inflammatory indications.

Under the terms of the agreement, Crescendo granted to the Group a worldwide exclusive license to develop and commercialize its drug candidate for all indications. The Group will be responsible for conducting all regulatory filings, clinical studies, and commercialization activities, with both companies participating in a Joint Development Committee.

The Group paid upfront fee of $2,000 and a milestone payment of $1,000 to Crescendo. And the Group will provide development, regulatory, and commercial milestones for multiple indications up to an aggregate of $168,575. Crescendo will also be eligible to receive tiered royalties on global sales.

The Group has the right to terminate this agreement at any time by providing written notice of termination to Crescendo.

License and collaboration agreement with Novocure Limited ("Novocure")

In September 2018, the Group entered a license and collaboration agreement with Novocure. Under the terms of the agreement, Novocure exclusively licensed to the Group the rights to perform clinical studies, sublicenseable to affiliates and third parties, sell, offer for sale and import Tumor Treating Fields products in the field of oncology, in mainland China, Hong Kong, Macau and Taiwan, or the territory.

Under the terms of the agreement, the Group paid an upfront license fee in the amount of $15,000 and a milestone payment of $2,000 to Novocure. In addition, the Group accrued a milestone payment of $8,000. The Group also agreed to pay certain development, regulatory and commercial milestone payments up to an aggregate of $68,000, and tiered royalties at percentage rates on the net sales of the Licensed Products in the Territory. The Group will purchase licensed products exclusively from Novocure at Novocure’s fully burdened manufacturing cost.

The Group has the right to terminate this agreement at any time by providing written notice of termination to Novocure.

License and collaboration agreement with MacroGenics Inc. ("MacroGenics")

In November 2018, the Group entered into a collaboration agreement with MarcroGenics. Under the terms of collaboration agreement, MacroGenics exclusively licensed to the Group regional development and commercialization rights to margetuximab, tebotelimab and an undisclosed multi-specific TRIDENT molecule in pre-clinical development, or the TRIDENT molecule, and, together with margetuximab and tebotelimab, each, a licensed product, in mainland China, Hong Kong, Macau and Taiwan, or the territory.

Under the terms of the agreement, the Group paid an upfront license fee of $25,000 and two milestone payments in total of $4,000 to MacroGenics. The Group also agreed to pay certain development and regulatory-based milestone payments up to an aggregate of $136,000, and tiered royalties at percentage rates for net sales of Margetuximab, tebotelimab and TRIDENT molecule in the territory.

The Group has the right to terminate this agreement at any time by providing written notice of termination to MacroGenics.

Collaboration agreement with Deciphera Pharmaceuticals, LLC ("Deciphera")

In June 2019, the Group entered into a license agreement with Deciphera. Under the terms of the agreement, Deciphera exclusively licensed to the Group the rights to perform clinical studies, sublicenseable to affiliates without Deciphera’s consent and third parties, sell, offer for sale and import ripretinib, in the field of the prevention, prophylaxis, treatment, cure or amelioration of any disease or medical condition in humans in mainland China, Hong Kong, Macau and Taiwan.

Under the terms of the agreement, the Group paid Deciphera an upfront license fee of $20,000 and a milestone payment of $5,000. In addition, the Group accrued a milestone payment of $2,000. The Group also agreed to pay certain additional development, regulatory and commercial milestone payments up to an aggregate of $178,000, and tiered royalties on the net sales of the licensed products in the territory.

The Group has the right to terminate this agreement at any time by providing written notice of termination to Deciphera.

License and collaboration agreement with Incyte Corporation ("Incyte")

In July 2019, the Group entered into a collaboration and license agreement with Incyte. Under the terms of the agreement, Incyte exclusively licensed to the Group the rights to perform clinical studies, sublicenseable to affiliates in mainland China, Hong Kong, Macau and Taiwan without Incyte’s consent and other affiliates and third parties, sell, offer for sale and import retifanlimab in the field of the treatment, palliation, diagnosis or prevention of diseases in the fields of haematology or oncology in humans in mainland China, Hong Kong, Macau and Taiwan.

Under the terms of agreement, the Group paid Incyte an upfront license fee of $17,500. The Group also agreed to pay certain development, regulatory and commercial milestone payments of up to an aggregate of $60,000, and tiered royalties at percentage rates on the net sales of retifanlimab in mainland China, Hong Kong, Macau and Taiwan.

The Group has the right to terminate this agreement at any time by providing written notice of termination to Incyte.

Collaboration agreement with Regeneron Pharmaceuticals, Inc ("Regeneron")

In April 2020, the Group entered into a collaboration agreement with Regeneron. Under the terms of the agreement, the Group paid an upfront payment of $30,000 to Regeneron. Regeneron is also eligible to receive up to $160,000 in additional regulatory and sales milestones. The Group will contribute to the global development costs for odronextamab for certain trials and will receive the rights to develop and exclusively commercialize odronextamab in oncology in mainland China, Hong Kong, Taiwan and Macau. Additionally, the Group will make payments to Regeneron based on net sales, such that Regeneron shares in a significant portion of any potential profits. Regeneron will be responsible for the manufacture and supply of odronextamab for the Group’s development and commercialization in the region.

The Group has the right to terminate this agreement at any time by providing written notice of termination to Regeneron.

As noted above, the Group has entered into various license and collaboration agreements with third party licensors to develop and commercialize drug candidates. Based on the terms of these agreements the Group is contingently obligated to make additional material payments upon the achievement of certain contractually defined milestones. Based on management’s evaluation of the progress of each project noted above, the licensors will be eligible to receive from the Group up to an aggregate of approximately $1,533,344 in future milestone payments upon the achievement of contractually specified development milestones, such as regulatory approval for the drug candidates, which may be before the Group has commercialized the drug or received any revenue from sales of such drug candidate, which may never occur.

19.Restricted net assets

The Group’s ability to pay dividends may depend on the Group receiving distributions of funds from its PRC subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiary only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Group’s PRC subsidiary.

In accordance with the Company law of the PRC, a domestic enterprise is required to provide statutory reserves of at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide discretionary surplus reserve, at the discretion of the Board of Directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The Group’s PRC subsidiaries were established as domestic invested enterprise and therefore is subject to the above mentioned restrictions on distributable profits.

During the year ended December 31, 2019, no appropriation to statutory reserves was made because the PRC subsidiaries had substantial losses during the year.

As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends, as general reserve fund, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Group.

Foreign exchange and other regulation in the PRC may further restrict the Group’s PRC subsidiaries from transferring funds to the Group in the form of dividends, loans and advances. As of December 31, 2019 and June 30, 2020, amounts restricted are in the paid-in capital of the Group’s PRC subsidiaries, which amounted to $155,858 and $205,858, respectively.

20.Employee defined contribution plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group’s PRC subsidiaries make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were $2,299 (unaudited) and $2,419 for the six months ended June 30, 2019 and 2020, respectively.

21.Commitments and Contingencies

(a)Purchase commitments

As of June 30, 2020, the Group’s commitments related to purchase of property and equipment contracted but not yet reflected in the consolidated financial statement was $3,971 which is expected to be incurred within one year.

(b)Contingencies

The Group is a party to or assignee of license and collaboration agreements that may require it to make future payments relating to milestone fees and royalties on future sales of licensed products (Note 18).

22.Subsequent events

In July 2020, the Group entered into a license agreement with Turning Point Therapeutics, Inc. ("Turning Point"), pursuant to which Turning Point granted the Group exclusive rights to develop and commercialize products containing Turning Point’s drug candidate, repotrectinib, in Mainland China, Hong Kong, Macau and Taiwan (the "Territory"). Turning Point retains exclusive rights to, among other things, develop, manufacture and commercialize the Products outside the Territory. Pursuant to the terms of agreement, Turning Point will receive an upfront cash payment of $25,000 and will be eligible to receive up to $151,000 in development and sales milestone payments. In addition, the Group will pay Turning Point tiered percentage royalties on annual net sales of the products in the Territory, subject to adjustments in specified circumstances.